Mail Stop 3030
                                                                  May 23, 2018

     Via E-mail
     Christopher Capelli
     President and Chief Science Officer
     Soliton, Inc.
     5304 Ashbrook Drive
     Houston, Texas 77081

            Re:     Soliton, Inc.
                    Draft Offering Statement on Form 1-A
                    Submitted April 26, 2018
                    CIK No. 0001548187

     Dear Dr. Capelli:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
     Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

     Our Company, page 3

     1. If you intend to seek a limited FDA clearance due to the limited clinical experience that you mention in the second risk factor on page 13 or otherwise, please balance your offering circular summary disclosures regarding the potential FDA clearance, applications of your product, and market opportunity with equally prominent disclosures regarding the nature and effect of the limitations. If true, ensure that your references throughout your offering circular to use of your product for other purposes, including for other inks, make clear that you are referring to off-label use for which you could not market your product.
 Christopher Capelli
Soliton, Inc.
May 23, 2018
Page 2

Common Stock outstanding after this offering, page 8

2. We note your statement in the first bullet point on page 9 that your disclosure does not give effect to the conversion limitation in your notes. Please tell us the effect on your disclosure throughout the offering statement if you had given effect to the limitation.
        Also, please show us how your disclosures about the conversion rates of the related-party notes on page 77 and 80 are reconcilable.

The best efforts structure of this offering, page 23

3. Please show us your calculations regarding the portion of the offering that must be sold to satisfy the listing criteria that you mention in this risk factor, and tell us whether you will be a "controlled company" under the listing standards given the ownership that you mention on page 25. In this regard, please include on your offering circular cover the legend required by Form 1-A Part II(a)(5).

MD Anderson License Agreement, page 63

4. Please clarify nature and extent of the government's rights to the licensed intellectual property.

Security Ownership of Certain Beneficial Owners and Management, page 78

5. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Remeditex Ventures.

Exhibits

6. Please file as exhibits the manufacturing agreement mentioned on page 15, the agreement with "certain members of executive management" mentioned on page 41, the lease agreement mentioned on page 42, and the underwriting agreement mentioned on page 85.
        Also file the convertible notes mentioned on page 80 to the extent required by Form 1-A
        Item 17.
 Christopher Capelli
Soliton, Inc.
May 23, 2018
Page 3

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                          Sincerely,

                                                          /s/ Russell Mancuso

                                                          Russell Mancuso
                                                          Branch Chief
                                                          Office of Electronics
and Machinery


cc:     Cavas Pavri